Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS TO RELEASE FIRST QUARTER 2010 RESULTS ON MAY 5;
INVESTOR CONFERENCE CALL TO FOLLOW

Vancouver, British Columbia – April 27, 2010 – Minefinders Corporation Ltd. will release its first quarter 2010 earnings results on Wednesday, May 5, 2010 after markets close.

An investor conference call will be held on Thursday, May 6, 2010 at 1 p.m. Pacific Time (4 p.m. Eastern Time) to discuss the results.  Participants may join the call by dialing toll-free 1-866-225-0198 or 1-416-695-6617 for calls outside Canada and the U.S. An audio replay will be available until May 13, 2010 by calling toll-free 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Please enter the pass code 7701412.

About Minfinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Investor contact:
Mike Wills
Minefinders Corporation Ltd.
Toll Free (866) 687-6263
mike@minefinders.com